August 13, 2024

FORM C

Up to $1,235,000.00 (rounded from 1,234,999.64, includes a 3.5% investor processing fee)

Rayton Solar Inc.



Units of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Rayton Solar Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company priced at $0.50 per Unit (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.17 ("Target Offering Amount") and up to $1,235,000.00 (Rounded up from 1,234,999.64, which includes a 3.5% investor processing fee on Unit sales of 2,386,513 Units) from Investors in the offering of Securities described in this Form C (this "Offering"). If the sum of the investment commitments sold in the Offering does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold, and investment commitments will be cancelled, and committed funds will be returned. The

minimum amount of Securities that can be purchased is $1,000.33 per Investor (which may be waived by the Company, in its sole and absolute discretion), which includes a 3.5% investor processing fee. The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Dealmaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive a one-time payment of $15,000.00, and monthly payments of $2,000.00 related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to July 11, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (2)(3)	Net Proceeds
Minimum Individual Share Purchase(1)	$966.50	$82.15	$884.35
Investor Processing Fee (4)	$33.83	$2.88	$30.95
Minimum Individual Purchase Amount	$1,000.33	$85.03	$915.30
Aggregate Minimum Offering Amount	$10,000.17	$850.01	$9,150.16
Aggregate Maximum Offering Amount	$1,234,999.64	$104,974.97	$1,130,024.67

(1)   The minimum Share purchase is for 1,933 shares, total of $966.50. This amount added to the Investor Processing Fee of $33.83 (3.5% of the investment amount of any purchase), totals the Minimum Individual Purchase Amount of $1,000.33.

(2)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(3)   Dealmaker Securities LLC will receive Dealmaker will receive a one-time payment of $15,000, monthly payments of $2,000 in connection with the Offering.

(4)   Investors will be required to pay an Investor Processing Fee of $3.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://rayton.co no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 13, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED

HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

DEALMAKER, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of

performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://rayton.co

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Rayton Solar Inc. (the "Company") is a Delaware Corporation, formed on October 17, 2013.

The Company is located at 9854 National Blvd., #478, Los Angeles, CA 90034.

The Company's website is http://rayton.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. In 2019, the Company pivoted from a focus on silicon photovoltaic modules ("PV modules") to use its unique manufacturing processes to create lower cost gallium arsenide ("GaAs"), gallium nitride ("GaN"), silicon carbide ("SiC"), indium phosphide ("InP"), and other compound wafers for the semiconductor industry as a whole. Compound wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G+, cloud computing, AI, LED, quantum computing, smart grid, wind, and solar applications. In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital.

The Offering

Minimum amount of Units of Common Stock being offered	19,324
Total Units of Common Stock outstanding after Offering (if minimum amount reached)	171,848,199
Maximum amount of Units of Common Stock	2,386,513
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	174,215,388
Purchase price per Security	$0.50
Minimum investment amount per investor	$1,000.33
Offering deadline	July 11, 2025
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 43 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry
The SEC requires Rayton to identify risks that are specific to its business and its financial condition. Rayton is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company Has a Limited Operating History
The company has a limited operating history and there can be no assurance that the company's proposed plan of business can be developed in the manner contemplated. If it cannot be, investors may lose all or a substantial part of their investment. The company's present business and planned business are speculative, and in the earliest stages of development, and subject to numerous risks and uncertainties. The development of the company's services has already encountered delays. There is no guarantee that the company will ever realize any significant operating revenues or that its operations ever will be profitable. The unaudited financial statements of the company include a "going concern" paragraph that notes that there is substantial doubt about our ability to continue as a going concern.

The Company Has Limited Tangible Assets and Its Continued Operation Requires Funding

The company has limited tangible assets, and its continued operation requires funding, even beyond the Maximum Offering amount. The company currently has only minimal assets, which is unlikely to be enough to bring the company to profitable operations. Further fundraising is likely to be necessary in order to make the company's business plan viable. Any such fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms currently offered to investors.

The Company Is Dependent on Its Management, Founders and Sponsors to Execute the Business Plan

The Company is dependent on its management, founders and sponsors to execute the business plan. The success of the company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The company's operations and viability will be also dependent on its management team including Andrew Yakub, the company's CEO. The company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the company and its business.

Company Faces Significant Competition

We will face significant competition in the United States and in all countries and markets. The company will be in direct competition with both new companies and existing companies that provide similar services, some of which currently hold a dominant position in the market. Some or all of these companies will have far more financial resources, a more established track record and more experience in the business than the company and there can be no assurance that we will be able to successfully compete.

The Company Has Incurred and Intends To Incur Debt

The company has incurred and intends to incur additional debt in connection with opening its business. Complying with obligations under such indebtedness may have a material adverse effect on the company and on your investment, especially if we are obligated to repay debt when with funds that could be used building out our operations.

The Company Faces Development and Business Risks

We will be subject to the risks generally incident to the ownership and operation of a business engaged in the development of new technologies, including without limitation, fluctuations in the cost of improving and changing technology, other materials and services and the availability of financing for the company's activities, inability to timely deliver completed products or services to customers, risk of rejection of products or services from customers, possible theft of trade secrets and/or unauthorized use of the products or services, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for products and services similar to those of the company, and laws, regulations and taxes, all of which are matters beyond the company's control, may have a material adverse effect upon the value of the company and upon the ability of the company to operate profitably. There is no assurance that the company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. If that should occur, investors in the company stand to lose their entire investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues
The company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to:
• increases in the rate of inflation;

- increases in taxes and other statutory charges;
- changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies;
- significant increases in insurance premiums;
- increases in borrowing costs; and
- unexpected increases in costs of supplies, goods, equipment or distribution.

We could also be affected by an increase in the cost of labor, utilities, internet and computer related expenses, and other expenses. The company may not be able to increase its revenues to offset these increased costs without suffering reduced revenues and operating profit, and this could have an adverse effect on your investment.

If We Are Unable to Protect Effectively Our Intellectual Property, We May Not Be Able to Operate Our Business, Which Would Impair Our Ability To Compete
With respect to intellectual property that the company owns or will own in the future, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of company brands (whether owned by the company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the company for its brands. Similarly, domains owned and used by the company may be challenged by others who contest the ability of the company to use the domain name or URL. Patents obtained by the company could be subject to challenge, and property that should be patented by the company but is not could lead to legal and financial issues that could have a material adverse effect on the company's financial results as well as your investment.

Changes in the Economy Could Have a Detrimental Impact
Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend. Any of such events or occurrences could have a material adverse effect on the company's financial results and on your investment.

We May Experience Regulatory and Legal Hurdles
The operation of an international online social media and e-commerce business could be subject to regulatory and legal hurdles. Any unanticipated delay or unexpected costs in obtaining or renewing any licenses, dealing with regulator issues or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the company's business plan and financial results and on your investment.

The Company's Consolidated Financial Statements Include a Going Concern Opinion
The company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern.

The company has not generated profits since inception, has sustained net losses of $540,082 and $558,156 for the years ended December 31, 2023, and 2022, respectively, and has an accumulated deficit of $14,530,153 as of December 31, 2023. These factors, among others, raise substantial doubt about the company's ability to continue as a going concern.

The Company May Undertake Additional Equity or Debt Financing That May Dilute the Shares Being Offered

The company may undertake further equity or debt financing utilizing other exemptions from the Securities Act of 1933, which may be dilutive to existing shareholders, including investors in the Regulation CF offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and reducing the value of shares subscribed for under the Regulation CF offering.

The Company May Not Be Able to Obtain Additional Financing.

The company may require additional funds to continue and grow its business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy, which could seriously harm our business, financial condition and results of operations. If the company needs additional funds, we may seek to obtain them primarily through additional equity or debt financings, including additional Regulation CF and Regulation D offerings. Those additional financings could result in dilution to the company's current shareholders.

There Is No Assurance the Company Will Be Able to Pay Distributions To Shareholders

While the company may pay distributions at some point in the future to its shareholders when and if the company is profitable, there can be no assurance that cash flow and profits will allow such distributions to ever be made. To date, the company has not made any distributions to shareholders.

The Company's Indebtedness Could Adversely Affect Its Business and Limit Its Ability To Plan For Or Respond To Changes In Its Business, And The Company May Be Unable To Generate Sufficient Cash Flow To Satisfy Significant Debt Service Obligations.

We may incur long-term debt and/or short-term debt in the future, and the future indebtedness could have important consequences, including the following:

- increasing the company's vulnerability to general adverse economic and industry conditions;
- reducing the availability of the company's cash flow for other purposes;
- limiting the company's flexibility in planning for, or reacting to, changes in the company's business and the industry in which it operates, which would place the company at a competitive disadvantage compared to its competitors that may have less debt;
- limiting, by the financial and other restrictive covenants in the company's debt agreements, the company's ability to borrow additional funds; and
- having a material adverse effect on the company's business if it fails to comply with the covenants in its debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of the company's indebtedness becoming immediately due and payable.

The company's ability to repay any future indebtedness will depend on the company's ability to generate cash, whether through cash from operations or cash raised through the issuance of additional equity or debt-based securities. To a certain extent, the company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. If the company's business does not generate sufficient cash flow from operations or if future financings are not available to it in amounts sufficient to enable the

company to fund its liquidity needs, the company's financial condition and operating results may be adversely affected. If the company cannot meet its scheduled principal and interest payments on any debt obligations in the future, the company may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, delay capital expenditures, cease operations or seek additional equity.

There is No Market for the Company's Securities
The company has not registered, is not under any obligation to register, and does not presently intend to register any class of its securities with any regulatory authorities at any time in the future. The securities are illiquid and may not be easily resold or pledged. No market currently exists for our securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. Our securities should be considered a long-term investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities

The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities

registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 51.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a

liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. In 2019, the Company pivoted from a focus on silicon photovoltaic modules ("PV modules") to use its unique manufacturing processes to create lower cost gallium arsenide ("GaAs"), gallium nitride ("GaN"), silicon carbide ("SiC"), indium phosphide ("InP"), and other compound wafers for the semiconductor industry as a whole. GaAs Compound wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G+, cloud computing, AI, LED, quantum computing, smart grid, wind, and solar applications. In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest

into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital.

Transition from Purely Solar to Wider Product Range

At Rayton, we are very excited about the interest today in compound wafers. Our shift away from solely thinking about solar technology applications is a result of seeing an industry opportunity which we are strategically positioned to service. Silicon has played an essential role to the semiconductor industry to-date. However, we have entered an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role. Semiconductor compounds such as gallium nitride (GaN), gallium arsenide (GaAs), indium phosphide (InP), and silicon carbide (SiC) have better electronic properties than silicon in these regimes. However, the material costs for GaN, GaAs, InP, and SiC are magnitudes higher than silicon.

New applications, such as 5G, 3D image recognition, fast high-power charging, and efficient power devices, require better performing semiconductors than silicon. At Rayton we have decided to service the people making these applications by providing them with lower cost compound wafers. The wafers serve as the building blocks for these devices, so Rayton has the opportunity to see the upside of multiple applications of compound wafers. Solar and renewable energy is still part of our business plan. We believe that GaAs wafers can be part of the solution for the development of high efficiency solar cells for electric cars, and high current power electronics. SiC is well suited to reduce energy loss in devices such as inverters for solar farms. GaN has the ability to handle high voltage efficiently, and is well suited for the voltage regulators in electric vehicles which enable ultra fast charging. Utilizing SiC and GaN in mainframes reduces the power consumption in AI, and cloud computing facilities. The shift away from our sole focus on solar was also determined by our need to serve the financial interest of our investors. Over the past few years there has been significant change in the solar industry. Factors such as low-cost Chinese manufactured panels, and trade tariffs have made it difficult for solar companies such as Sun Edison, Solar World, Vivint, and Solar City to continue with their business; thereby reducing the potential customer market for our PV modules.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaN and SiC wafers for use by chipmakers. GaN is a semiconductor compound of two elements, gallium (Ga) and nitrogen (N). SiC is another semiconductor material made up of silicon (Si) and carbon (C). GaN and SiC wafers are used in a variety of applications because of their advantages over other semiconductors. These advantages include high electron mobility, wide temperature operating range, wider bandgap, capacity to handle higher voltage, high thermal conductivity, and low noise. This makes GaN and SiC wafers well suited for ultra-high frequency, high power, and fast electronic switching applications.

We intend to be part of the manufacturing process that takes GaN and SiC and applies it into retail electronic goods. We would start by buying GaN and SiC wafers in bulk from producers like Freiberger, and Sumitomo. We would then engineer those GaN and SiC wafers into a product suitable for foundries like VPEC, IQE, and Global Foundires who build microelectronic devices on the wafers. Those foundries then sell these devices to the chipmakers who turn them into

products used in retail electronics. A current example of a GaN based device is the power converter used in some newer laptops. A current example of a SiC based device are inverters in solar farms.

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with SHINE Technologies, LLC (formerly Phoenix Nuclear Labs, LLC) ("SHINE"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered compound wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and compound wafers is patented.

Particle Accelerator Technology
We use a high-current, high-voltage proton particle accelerator from SHINE Technologies to slice GaAs wafers. This process, as compared to the current practice of using diamond wire saws for cutting semiconductor materials, reduces waste by up to 50%. Use of diamond wire saws wastes half the processed materials, and typically results in semiconductor wafers which are 200 microns thick. Our process allows for cutting the materials down to two-micron wafer thickness without significant yield loss or breakage.



Further, the Company's accelerator has a higher beam current; thus, higher throughput compared to competing particle accelerator methods. Because of this, we believe our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer.

To produce our engineered wafers, we first accelerate protons within our particle accelerator and they are directed towards and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, InP or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire (Al2O3) is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused up to 10 times which produces over 10 engineered wafers for each source wafer.


2 BONDING
3 EXFOLIATION
1 ION IMPLANTATION
100+ CYCLES
Rayton's Engineered Substrate
2 Micron GaAs on handle wafer (Sapphire)
3 MICRONS THICK
4 RECYCLE PARENT WAFER

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and SHINE Technologies.


Proprietary downstream octupole magnets for thermal management and beam uniformization (Exclusive Rayton IP)
300 keV, 100 mA Proton Accelerator from Phoenix Nuclear Labs
Customized Wafer Chuck for Heat Dissipation in vacuum
8

The high current of this proton implanter and a unique set of magnets to shape the proton beam, allows for a potential throughput that is much higher than the current industry standard. Based on our desire to sell GaN and SiC wafers below the current market price, and potential throughput, we believe a full production line beginning with our particle accelerator could lead to the production of a sufficient number of wafers to generate approximately $40 million in annual gross revenue. We then estimate that the full production line would incur a cost of goods sold of approximately $10.3 million, and total operating expenses of approximately $2.7 million. We believe we can generate sufficient profit from year 1 to sustain year 2 and 3 revenue growth. We predict that if we are successful in scaling up the amount of wafers produced per hour to 25 wafers/hour for year 2 and 50 wafers/hour for year 3 – then we might be able to attain a year 2 revenue of $184M and a year 3 revenue of $331M.

Engineering and Development to Date

The particle accelerator for producing engineered compound wafers is in a storage facility in Irvine, CA. Rayton does not currently manufacture compound wafers at high volume. Current manufacturing capabilities are for sample materials created with laboratory (non-production grade) equipment that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. While Rayton had hoped to produce sample material by mid to late 2022, production of these materials requires large purchases and personnel investments which we were not able to make due to a lack of capital. For example, we could not afford to make the investment into the gas management system, with an estimated cost of $80K, that is needed to continue with the accelerator installation and testing. We plan to resume these activities and make these investments when we raise enough capital. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $11.3M for equipment and operations to manufacture at commercial scale.

The particle accelerator is paid off in full and on site at Rayton's facility in Irvine, CA. This facility is acting as storage and is not suitable for commercial production. We aim to raise a sufficient amount of funding in order to secure a permanent location for our equipment as well as complete the installation process.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

We've officially reached the Beta Phase of our production process. This means we've received the world-class particle accelerator needed to move into a high-volume manufacturing phase. The particle accelerator is on site at Rayton's facility in Irvine, CA. This is a huge step forward in terms of production and revenue. Rayton still needs to purchase an additional $3.6M of equipment and raise approximately $7.7M in additional operational and COGS capital in order to achieve revenue. With funding of this $11.3M we believe that we can attain a year one revenue of $40M.

Competition

There are a few companies who manufacture bulk GaAs, GaN, SiC, and InP wafers including but not limited to Freiberger, Sumitomo, Wolfspeed, Infineon, and AXT. It is Rayton's understanding that these companies use conventional diamond wire saws to slice their wafers. This process experiences Kerf Loss where up to 50% of the raw ingot can be lost. Additionally, the wafer thickness cannot be thinner than approximately 200 microns due to the mechanical stresses placed on the wafer from the diamond wire saw. Rayton believes we have an advantage over these companies since we replace the diamond wire saw with our particle beam ion implant technique. We believe that our advantage comes from being able to slice 2 micron thick pieces of material with minimal raw material ingot loss, and that we will be able to reduce the overall cost of a GaAs, GaN, SiC, or InP wafer on the open market by up to 25%. The price for wafers produced by our competitors is dropping. As the compound wafer market increases in size the price comes down due to economies of scale. Rayton is examining a value-added product where the advantage does not come from the reduction in price, but rather an additional functionality due to the properties of the engineered wafer. Additionally, Rayton's methods can potentially serve to increase the throughput of existing and planned foundries. Rayton sits in between the bulk wafer growers and the epitaxial foundries. Currently we are aware of only one company in the semiconductor space that uses ion implantation technology to create engineered wafers. This company is Soitec and they use different machinery with a lower beam current than ours. We believe that out higher beam current, and magnetic optics give us an advantage over the current state of the art.

Solar Applications

Rayton intends to continue servicing the solar industry by providing a cost-effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition ("MOCVD") equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process. Rayton believes that by bringing down the cost of this initial "building block" wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products.

Supply Chain and Customer Base

Market

The Company has been accepted into the NVIDIA Inception program (the "NVIDIA Program"). The NVIDIA Program is a free program that is designed to help startups evolve faster through access to cutting-edge technology and NVIDIA experts. The NVIDIA Program will also provide us with opportunities to connect with venture capitalists and co-marketing support to heighten our visibility.

The Company plans to sell specific engineered GaAs, GaN, SiC, and InP wafers at a discount to current market prices. This can be up to a 25% discount. Initially Rayton will produce 40% GaN wafers and 60% SiC wafers in its operations for year 1. Depending on the market conditions we may produce and sell GaAs and InP wafers. Our anticipated year 1 revenue of $40M is for GaN and SiC wafers alone.

Rayton would buy compound wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the compound wafer. Rayton would then be able to sell its engineered compound wafers to foundries like VPEC, Global Foundries, and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of compound semiconductor material in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition, power converters, voltage regulators, inverters, and lasers. Those devices are then packaged into chips which then end up in electronic goods such as smartphones, laptops, solar and wind farms, and manufacturing facilities.



High-speed
High-power
electronics

POWER (W)

KLYSTRONS

VACUUM TUBES

SiC

GaN / SiC

SiGe

SILICON

GaAs

InP

FREQUENCY
(GHz)

Power Amplifier[7]



Wifi Module[8]



Proximity Sensor[6]





**Dot Projector for
Facial Recognition**




RADAR[12]
Wireless 'Car-to-X' Communication
LIDAR/3D Imaging[11]
Critical Autonomous Vehicle Features
Anti-theft Proximity
Sensor (Immobilizer)
Blind Spot Detection

Rayton plays a role in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500–600-micron thick wafers from ingot producers, and then conduct our process to put a 2-micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company's intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033. This same patented process allows us to create our manufactured GaAs, GaN, InP and SiC wafers.

Rayton has a co-engineering agreement with SHINE for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with SHINE, SHINE owns the intellectual property of the developed particle accelerator. Rayton, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton's proprietary end station, magnets, and modified off-the-shelf processing equipment, belong to Rayton.

On October 21, 2020, the Company and SHINE amended the price quote dated February 24, 2017 (the "Quotation") that SHINE previously provided to the Company (the "First Amendment"). The First Amendment set forth a payment plan for the remaining balance on the accelerator equipment. The Company and SHINE again amended the Quotation on April 6, 2021 (the "Second Amendment"). The Second Amendment bifurcated payment 4 as set forth in the First Amendment such that $50,000 of such fourth payment would be due on April 2, 2021, and the remaining $185,000 would be due on May 28, 2021. Such payments were made when due. All other payments were unaffected.

Governmental/Regulatory Approval and Compliance

Environmental Regulations
Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

As part of our operations, we may become subject to the California Department of Public Health X-ray machine registration and compliance regulations. While these regulations are typically limited to x-ray devices based in health care settings, it is possible that the accelerator will generate sufficient x-ray exposure to require such registration. We intend to acquire an x-ray survey meter to assess x-ray exposure to Rayton personnel to be able to comply with these regulations if required, as well as take steps such as public posting of notices as directed under California law.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

In May of 2024, we resolved an issue with a marketing company. This was resolved without a lawsuit.

Other

The Company's principal address is 9854 National Blvd., #478, Los Angeles, CA 90034.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised, rounded to the nearest whole dollar.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Dealmaker Platform Fees	8.5%	$850.00	8.5%	$104,975.00
Marketing-Digital marketing of the CF offering to prospective shareholders	50%	$5,000.00	20%	$247,000.00
Operations, Legal and Accounting Fees, Executive Management Salaries, & Marketing the Offering	41.5%	$4,150.00		
Equipment*, Materials, and Construction*			20.25%	$250,087.50
Rent, Utilities, Overhead**			11.95%	$147,582.50
Salaries, Legal, Accounting, Contingency***			39.3%	$485,355.00
Total	**100.00%**	**$10,000.00**	**100.00%**	**$1,235,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

*Equipment and materials needed to produce sample wafers. This includes equipment such as chillers, microscopes, bonders, clean room, vacuum pumps, and magnets. Materials such as type III-V wafers, gas tanks, etc. Construction includes site build out such as running power and water lines and office modifications.

**Rent and utilities such as electric, water, gas, internet, and video security surveillance.

***Salaries for a team that will produce sample materials and seek sales contracts with industry partners. Legal and accounting fees associated with this regulation CF offering and precious

rounds. Contingency for unforeseen financial expenses. The Company may use funds to pay-off Convertible Notes which are in default.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Andrew Yakub

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009, Mr. Yakub founded and has since acted as the Chief Executive Officer of ReGen America, Inc., a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton.
Mr. Yakub was named to Forbes' "30 under 30" list in 2016. He holds a bachelor's degree in physics from UC Santa Barbara.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rayton Solar Inc.
CEO
October 2013 - Present
Rayton uses patented, particle accelerator-based technology to produce engineered wafers that can serve as the basis for next generation electronics impacting industries such as automotive, aerospace, 5G, LED, and solar.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

ReGen America Inc.
Founder/CEO
September 2009 - October 2013
I founded this company to make solar electricity accessible to everyone post-recession. We developed a financing model using government incentives to allow a homeowner or commercial building owner to lease a solar photovoltaic system at no upfront cost and see an immediate savings of 30% on their monthly electricity bill. We own and manage over 6MW of installed solar property in Southern California. Additionally, we have been awarded over $3 million in federal grants.

UCLA Particle Beam Physics Lab
Design Engineer
January 2010 - December 2012
I developed radio frequency photoinjector guns using 3-D radiation simulation software.

Education

University of California, Santa Barbara
Bachelor of Arts (B.A.), Physics (2004-2008)

Name

Dr. James Rosenzweig

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Former Chair of UCLA's Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostic and turnkey accelerator systems. Dr. Rosenweig received his PhD from the University of Wisconsin-Madison in 1988.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rayton
Director
January 2014 - Present
Changing advanced semiconductor manufacturing with particle accelerators.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

UCLA Dept. of Physics and Astronomy
Distinguished Professor
January 1991 - Present
Professor of Physics, with wide research interests advanced accelerators, plasmas, and next-generation light source research. Director of UCLA Particle Beam Physics Laboratory, a research group engaged in advanced topics in above areas, with large on campus and external collaborations.

Chair
July 2010 - January 2015

RadiaBeam Technologies
Co-Founder
October 2003 - Present
Advanced manufacturing and research for cutting edge particle accelerators

Owner; Chair, Board of Advisors
2003 - Present
Advanced technology firm serving the accelerator research industrial and medical communities

INFN-LNF
Visiting Researcher
January 2003 - August 2022

Visiting Professor
January 2003 - January 2010

Meridian Advanced Technology Systems
Co-Founder
June 2010 - 2015

Education

University of Wisconsin - Madison
BS, MS, PhD, Physics (1978-1988)

Name

Robert Julian

Robert has over 30 years of financial leadership, including serving as CFO at four public companies, NYSE: LDL; NYSE: ELY; Nasdaq: SPWH; Nasdaq: REAL. His tenure as CFO demonstrates his ability to foster financial growth in dynamic markets, both public and private, ranging in size from small-cap enterprises to Fortune 100 companies. Robert has staff and line experience in a wide range of industries in the manufacturing, technology, consumer products, distribution, retail, and business services sectors. Accustomed to complex, fast-paced, and challenging business environments, Robert has an excellent track record for developing and leading high performing finance and accounting teams. He fosters an uncompromising commitment to business ethics and integrity. Robert holds a BA, with Honor – Finance from Michigan State University, East Lansing, MI, and an MBA – Finance from University of Michigan, Ann Arbor, MI in 1986.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rayton
Director
December 2023 - Present
Changing advanced semiconductor manufacturing with particle accelerators.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The RealReal, Inc.
The RealReal is the world's largest online marketplace for authenticated, consigned luxury goods. The company operates a technology-enabled e-commerce website, and 16 retail locations. GMV $2.0 billion (Nasdaq: REAL)

Chief Financial Officer 10/21 – 3/24
San Francisco, CA
- Strategic business partner to the CEO, shaping company strategy and driving improved business results.
- Developed the long-term strategy to achieve Adjusted EBITDA profitability within two years and set the targets for Vision 2025 of $5.0 billion GMV, $1.5 billion Revenue, and $100+ million AEBITDA.
- Conducted a successful Investor Day in which the company's new vision, strategy and long-term financial targets were communicated to shareholders and Wall Street analysts.
- Developed excellent working relationships across the entire company including Sales, Marketing, Operations, Product & Technology, and all back-office functions, quickly gaining trust and credibility.

Chief Executive Officer (Co-Interim) 6/22 – 2/23
San Francisco, CA
- Selected by the Board to lead the company as Co-Interim CEO during the period in which the company's original founder, Chairman, and CEO transitioned out of the company.

Sportsman's Warehouse Holdings, Inc.
Sportsman's Warehouse is an outdoor sporting goods retailer operating 112 stores in 27 states, and a national e-commerce business. Revenue $1.4 billion. (Nasdaq: SPWH)

Executive Vice President & Chief Financial Officer 3/19 – 10/21
Salt Lake City, UT

Education

University of Michigan, Ann Arbor, MI   1986
MBA – Finance

Michigan State University, East Lansing, MI   1984
BA (with Honor) – Finance

Advisors

Dr. Mingguo Liu, Technology Advisor
Dr. Mingguo Liu has over 10 years of research and development experience in the solar industry. Prior to joining Rayton in October 2016, he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.

Michael Curtis
Michael Curtis was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He is also the Founder, President and owner of World-Wide Advantage, a global sourcing company, and the executive

advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He also is a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA).

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

The Company has authorized 200,000,000 shares of Common Stock and 13,476,190 shares of Preferred Stock, consisting of 333,334 shares of Series Seed 1 Preferred Stock and 13,142,856 shares of Series Seed 2 Preferred Stock. The Company has sold Convertible Notes, Common Stock and Series Seed 1 and 2 Preferred Stock in Regulation Crowdfunding offerings. As of December 31, 2023, the Company has 153,403,111 shares of Common Stock outstanding, 328,333 shares of Series Seed 1 Preferred Stock outstanding, 1,163,817 shares of Series Seed 2 Preferred Stock outstanding and has $481,800 in Convertible Notes outstanding.

Convertible Notes

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$70,000.00
Interest rate and payment schedule	10.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	October 31, 2021
Other material terms	Discount rate: 25.0% Uncapped

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$70,000.00
Interest rate and payment schedule	10.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 13, 2021
Other material terms	Discount rate: 25.0% Uncapped

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$166,000.00
Interest rate and payment schedule	10.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 13, 2021
Other material terms	Discount rate: 25.0% Uncapped

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$185,800.00
Interest rate and payment schedule	10.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 30, 2021
Other material terms	Discount rate: 25.0% Uncapped

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$55,000.00
Interest rate and payment schedule	10.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2019
Other material terms	Discount rate: 30.0% Uncapped

RECENT OFFERINGS OF SECURITES AND OUTSTANDING DEBT

During the past three years, the company has engaged in the following offerings of securities:

On February 15, 2023, the Company initiated a new Regulation Crowdfunding offering. Under this offering, the Company sold 328,333 shares of Series Seed 1 preferred stock for gross proceeds of $98,500 through December 31, 2023. The Company received $90,193 in proceeds net of offering costs.

During the year ended December 31, 2023, the Company also sold 1,163,817 shares of Series Seed 2 preferred stock through its Regulation Crowdfunding offering for gross proceeds of $407,336. The Company received $372,985 in proceeds net of offering costs.

The company used the net proceeds for general and administrative as well as research and development expenses.

On January 24, 2023, the Company sold 166,667 shares of Common Stock to an investor for gross proceeds of $50,000.10 pursuant to Section 4(a)(2) of the Securities Act. The Company used the proceeds of this sale for working capital purposes.

During the year ended December 31, 2023, the Company collected the remaining balance of funds of $5,594 that were held in escrow as of December 31, 2022, net of minor fees withheld, related to the 2022 Regulation Crowdfunding offering. Under this offering, the Company sold 38,038 shares of common stock for gross proceeds of $13,101 during the year ended December 31, 2023. The Company received $12,425 in proceeds net of offering costs.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock

for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

The company used these net proceeds for general and administrative, and research and development expenses as well as offering expenses in subsequent offerings.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest.

During the year ended December 31, 2020, the Company sold 858,114 shares of common stock for gross proceeds of $263,378 through its Regulation Crowdfunding offering and received $237,374 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $11,769. The Company recognized offering costs of approximately $26,000, which reduced additional paid-in capital, in connection with the sale of these shares.

During the year ended December 31, 2020, the Company also issued 3,578,104 shares of common stock for the conversion of convertible debt and related accrued interest.

Debt

Equipment Loan
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $120 and $2,000 for the years ended December 31, 2023, and 2022, respectively. The loan was paid off in July 2023.

Convertible Debt – Related Parties
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $50,616 and $50,616 for the years ended December 31, 2023, and 2022, and accrued interest related to these notes was $246,511 and $195,859 as of December 31, 2023, and 2022, respectively.

<u>2018 Convertible Debt – Third Parties</u>
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2023, and 2022, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2023, and 2022, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company's common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

<u>2019 Convertible Notes</u>
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $6,200 and $5,000 for the years ended December 31, 2023, and 2022, respectively, and accrued interest related to these notes was $29,907 and $23,707 as of December 31, 2023, and 2022, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company's common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

<u>Service Provider Loan</u>
In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company's equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company's equity offering from the proceeds of the offering. During the year ended

December 31, 2022, and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company's equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2023, or 2022.

Equity Issuances

On February 15, 2023, the Company initiated a new Regulation Crowdfunding offering. Under this offering, the Company sold 328,333 shares of Series Seed 1 preferred stock for gross proceeds of $98,500 through December 31, 2023. The Company received $90,193 in proceeds net of offering costs.

During the year ended December 31, 2023, the Company also sold 1,163,817 shares of Series Seed 2 preferred stock through its Regulation Crowdfunding offering for gross proceeds of $407,336. The Company received $372,985 in proceeds net of offering costs.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest.

Advances

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. The advance was fully paid back in 2023. As of December 31, 2023, and 2022, a balance of $0 and $19,000 remains, respectively.

Leases

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses.

In June 2023, the Company terminated the lease agreement. As a result, the Company wrote off the ROU asset of $152,542 and derecognized $152,542 of the lease liability associated with the terminated lease.

Total rent expense, including operating expenses related to this property, for the years ended December 31, 2023 and 2022 was $85,119 and $175,913, respectively.

Cash Flow

The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

		For the Year Ended December 31	
		2023	2022
Net Cash (used in) provided by:			
Operating activities		2023: $(434,279) 2022: $(477,188)	
Investing activities		2023 $0 2022: $(240,895)	
Financing activities		2023: $488,483 2022: $143,926	

Operating Activities

Cash used in operating activities decreased to $434,279 from $477,188 for the years ended December 31, 2023, and 2022, respectively. The decrease in cash used in operating activities was primarily due to a decrease in our net loss in 2023.

Investing Activities

Cash used in investing activities decreased to $0 from $240,895 for the years ended December 31, 2023, and 2022, respectively. The decrease in cash used in investing activities is primarily due to a decrease of payments of deposits for property and equipment.

Financing Activities

Cash provided by financing activities increased to $488,483 from $143,926 for the years ended December 31, 2023, and 2022, respectively. The increase in cash provided by financing activities was primarily due to an increase in the money raised from the sale of our securities in the year ended December 31, 2023, compared to the year ended December 31, 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $85,914,437.50

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

What it Means to be a Minority Holder

As an investor in Common Stock of the Company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Ownership

Set forth below is information regarding the beneficial ownership of Rayton's Common Stock, by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Rayton believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of Beneficial ownership acquired	Percent of Class
Common Stock	Andrew Yakub	80,500,000 shares		51.9%
Common Stock	Marooned, Inc.	30,523,432 shares		19.9%
Common Stock	James Rosenzweig	0 shares	Options to purchase 4,500,00 shares of common stock	0% (2)
Common Stock	Robert Julian	0 shares	Options to purchase 4,500,00 shares of common stock	
Common Stock	Officers and Directors as a Group	80,500,000	Options to purchase 8,000,000 shares of common stock	51.9%

(1) c/o Rayton Solar Inc., 9854 National Blvd., #478, Los Angeles, CA 90034

(2) Upon the full exercise of the issued options, assuming that no other person exercised options or rights to acquire shares of the Company, Rosenzweig would hold a 2.6% interest in the Common Stock of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered compound wafers has begun.

Total operating expenses includes general administrative, sales and marketing expenses, and research and development expenses. Total operating expenses increased to $597,132 for the year ended December 31, 2023, from $490,701 for the year ended December 31, 2022.

General and administrative expenses increased to $402,233 from $275,940 for the years ended December 31, 2023, and 2022. General and administrative expenses increased primarily as a result of increases in personnel as well as costs associated with our equity crowdfunding campaign.

We increased sales and marketing expenses by $37,223 from $18,758 for the year ended December 31, 2022, to $55,981 for the year ended December 31, 2023. The increase is primarily due to closing our Regulation Crowdfunding fundraise.

The Company did not have any research and development expenses in 2022. The Company did have research and development expenses in 2023, totaling $20,155.

The Company also recorded a decrease of $23,975 in other (income) expense as interest expense decreased to $58,055 for year ended December 31, 2023, from $61,655 for the year ended December 31, 2022, and gain on settlement of accounts payable went to $125,343 for the year ended December 31, 2023, from $0 for the year ended December 31, 2022. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the Regulation Crowdfunding Convertible Notes. Settlement of accounts payable is comprised of the agreed upon reduction of vendor payables and extinguishment of lease payments from the Irvine facility.

The Company recorded a provision of $800 for income tax in 2022 and 2023. As a result of the foregoing, Rayton reduced its net loss for the year ended December 31, 2023, to $555,252, compared to $558,156 for the year ended December 31, 2022.

Liquidity and Capital Resources

We had a working capital deficit on December 31, 2023, and 2022 of $790,411 and $1,027,815, respectively. The decrease is primarily due to an increase in cash from $1,011 for the year ended December 31, 2022, to $55,215 for the year ended December 31, 2023, and a decrease in our lease liabilities from $126,460 for the year ended December 31, 2022, to $0 for the year ended December 31, 2023.

The company had a cash on hand amount of $23,913.91 as of June 30, 2024. Provided that the company does not raise additional capital, this will be exhausted in approximately 8 weeks, The current monthly burn rate is approximately $10,000 per month.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 2,386,513 of Units of Common Stock for up to $1,234,999.64 The Company is attempting to raise a minimum amount of $10,000.17 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 11, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,234,999.64 (the "Maximum Amount") and the additional Securities will be allocated.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Purchaser funds will be held in escrow with Dealmaker until the Minimum Number of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the

Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via the securities purchase agreements that will be signed and delivered electronically as soon as practicable thereafter. We will use a transfer agent. We have not yet decided on which one, but it could be Dealmaker or Vstock.

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

The minimum amount that a Purchaser may invest in the Offering is $1,000.33.

The Offering is being made through Dealmaker Securities LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

8.5% of the amount raised, and there is a $15,000 one-time upfront fee, and $2,000/month of technology fees.

Stock, Warrants and Other Compensation

Dealmaker will receive a one-time payment of $35K, monthly payments of $2,000.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is: We have not yet decided on which one, but it could be Dealmaker or Vstock.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 200,000,000 shares of common stock, par value $0.0001 per share, of which 153,627,816 common shares will be issued and outstanding, and (ii) 13,476,190 shares of preferred stock, par value $0.00 per share, of which 1,492,150 preferred shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends of upon **. The following are limitations on the Company's ability to issue dividends **.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In such case, we must pay the applicable distribution

to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: One vote per share

The Company does have voting agreements in place. A description of such agreement follows: in the preferred stock offering we ran with Wefunder, those shares were under a specialty purpose company. There is one assigned voter for this group. His name is David Johnson.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: The shares are unrestricted so they can be sold by the shareholders. There is nothing requiring any entity to sell their shares.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Company Co-Owned by Andrew Yakub
Relationship to the Company	Company Co-Owned by Andrew Yakub
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Convertible Note
Related Person/Entity	Ahmad Yakub
Relationship to the Company	Father of Founder
Total amount of money involved	$166,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Convertible Note
Related Person/Entity	Andrew Yakub
Relationship to the Company	Founder- CEO
Total amount of money involved	$185,800.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Yakub
(Signature)

Andrew Yakub
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Yakub
(Signature)

Andrew Yakub
(Name)

CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Andrew Yakub, being the founder of Rayton Solar Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023, and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Andrew Yakub
(Signature)

Andrew Yakub
(Name)

CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



Rayton Solar, Inc. (the "Company") a Delaware Corporation

(d.b.a. **Rayton**)

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rayton Solar, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 2, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	55,215	1,011
Escrow Receivable	-	18,614
Total Current Assets	55,215	19,625
Non-current Assets		
Equipment and CIP, net of Accumulated Depreciation	2,396,869	2,417,302
Right-of-Use Asset, net of Accumulated Amortization	-	214,652
Security Deposit	-	24,608
Total Non-Current Assets	2,396,869	2,656,562
TOTAL ASSETS	2,452,084	2,676,187
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	87,228	176,729
Convertible Notes	60,000	60,000
Accrued Interest	29,907	23,707
Convertible Notes - Related Parties	421,800	421,800
Accrued Interest - Related Parties	246,511	195,895
Note Payable	180	13,849
Related Party Advances	-	29,000
Short-term Lease Liability - Operating Lease	-	126,460
Total Current Liabilities	845,626	1,047,440
Long-term Liabilities		
Long-term Lease Liability - Operating Lease	-	88,192
Total Long-Term Liabilities	-	88,192
TOTAL LIABILITIES	845,626	1,135,632
EQUITY		
Common Stock, Voting, $0.0001 Par Value - 200,000,000 Shares Authorized; 153,607,816 shares issued and outstanding as of December 31, 2023	15,362	15,341
Series Seed 1 Preferred Stock, Voting, $0.0001 Par Value - 333,334 Shares Authorized; 328,333 shares issued and outstanding as of December 31, 2023	33	-
Series Seed 2 Preferred Stock, Voting, $0.0001 Par Value - 13,142,856 Shares Authorized; 1,163,817 shares issued and outstanding as of December 31, 2023	116	-
Subscription Receivable	-	(5,549)
Additional Paid in Capital	16,649,313	16,033,877
Accumulated Deficit	(15,058,366)	(14,503,114)
Total Equity	1,606,458	1,540,555
TOTAL LIABILITIES AND EQUITY	2,452,084	2,676,187

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	55,981	18,758
General and Administrative	402,233	275,940
Research and Development	20,155	-
Rent and Lease	98,331	175,913
Depreciation	20,433	20,090
Total Operating Expenses	597,132	490,701
Operating Income (loss)	(597,132)	(490,701)
Other Income		
Other	125,343	-
Total Other Income	125,343	-
Other Expense		
Interest Expense	58,055	61,655
Other	24,608	5,000
Total Other Expense	82,663	66,655
Earnings Before Income Taxes	(554,452)	(557,356)
Provision for Income Tax Expense/(Benefit)	800	800
Net Income (loss)	(555,252)	(558,156)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(555,252)	(558,156)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	20,433	20,090
Stock-based Compensation Expense	90,003	-
Gain on Settlement of Accounts Payable	(125,343)	-
Loss on Termination of Operating Lease	24,608	-
Changes in operating assets and liabilities:		
Accounts Payable	35,886	30,178
Escrow Receivable	18,614	(18,614)
Accrued Interest	56,816	56,816
Other	(44)	(7,502)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	120,973	80,968
Net Cash provided by (used in) Operating Activities	(434,279)	(477,188)
INVESTING ACTIVITIES		
Property and Equipment	-	(240,895)
Net Cash provided by (used by) Investing Activities	-	(240,895)
FINANCING ACTIVITIES		
Proceeds from Sale of Common Stock, net of Offering Costs	62,425	58,529
Proceeds from Sale of Series Seed 1 Preferred Stock, net of Offering Costs	90,193	-
Proceeds from Sale of Series Seed 2 Preferred Stock, net of Offering Costs	372,985	-
Receipt of Escrow Receivable, net of Offering Costs	5,549	88,562
Proceeds from (Repayment of) Related Party Advances	(29,000)	19,000
Repayment of Note Payable	(13,669)	(22,165)
Net Cash provided by (used in) Financing Activities	488,483	143,926
Cash at the beginning of period	1,011	575,168
Net Cash increase (decrease) for period	54,204	(574,157)
Cash at end of period	55,215	1,011

Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | | |
| | | | Series Seed 1 | | Series Seed 2 | | | |
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	Subscription Receivable	A
Beginning Balance at 1/1/2022	153,119,267	15,312	-	-	-	-	(89,105)	15,9
Receipt of Escrow Receivable, net of Offering Costs	-	-	-	-	-	-	89,105	(5
Cancellation of Common Stock Issued for Offering Costs	(12,492)	(1)	-	-	-	-	-	
Sale of Common Stock, net of Offering Costs	296,336	30	-	-	-	-	(5,549)	64
Additional Paid in Capital	-	-	-	-	-	-	-	
Net Income (Loss)	-	-	-	-	-	-	-	
Ending Balance 12/31/2022	153,403,111	15,341	-	-	-	-	(5,549)	16,0
Stock-based Compensation	-	-	-	-	-	-	-	90
Receipt of Escrow Receivable, net of Offering Costs	-	-	-	-	-	-	5,549	
Sale of Common Stock, net of Offering Costs	38,038	4	-	-	-	-	-	12
Sale of Common Stock - Private Placement	166,667	17	-	-	-	-	-	49
Sale of Series Seed 1 Preferred Stock, net of Offering Costs	-	-	328,333	33	-	-	-	90
Sale of Series Seed 2 Preferred Stock, net of Offering Costs	-	-	-	-	1,163,817	116	-	372
Net Income (Loss)	-	-	-	-	-	-	-	
Ending Balance 12/31/2023	153,607,816	15,362	328,333	33	1,163,817	116	-	16,6

Rayton Solar, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Rayton Solar, Inc. (d.b.a. Rayton) ("the Company") was incorporated on October 17th, 2013 in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications.

The Company's activities have been, and will be, directed toward furthering the development of its technology and securing capital to purchase equipment that will allow the Company to put its technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

In 2023, the Company had outstanding payables owed to third parties for professional services in the amount of $52,992, and for rent associated with the terminated lease agreement in the amount of $72,351 (please see Note 4 for further information). The total balance was forgiven, resulting in a gain on the settlement of accounts payable of $125,343 as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Construction-in-Progress (CIP) is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). The final payment totaling $234,000 was made during the year ended December 31, 2022, and the Company has taken possession of the particle accelerator. The Company is in the process of testing and installing the particle accelerator. As of December 31, 2023, the particle accelerator has not been placed in service, resulting in no accumulated depreciation for this asset. Depreciation expense related to the Company's equipment was $20,433 and $20,090 as of December 31, 2023 and 2022, respectively.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	102,165	(90,296)	-	11,869
Construction-in-Progress	TBD	2,385,000	-	-	2,385,000
Grand Total	**-**	**2,487,165**	**(90,296)**	**-**	**2,396,869**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Research and Development

Research and development costs consist primarily of materials and outside services associated with the process of researching and developing the Company's technologies and future manufacturing processes. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to the Company's directors, employees, and certain key consultants, including stock options to purchase shares of common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. The fair value of each stock option or warrant award has been estimated on the date of grant using the Black-Scholes option valuation model, resulting in a fair value of approximately $0.25 per stock option. The range of input assumptions used by the Company were as follows:

	2023
Expected life (years)	6.00
Risk-free interest rate	4.18% - 4.29%
Expected volatility	80%
Annual dividend yield	0%

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the year ended December 31, 2023, the Company granted a total of 4,893,909 stock options to purchase common stock to employees. The options have a ten-year life and are exercisable at $0.35. A total of 1,273,909 options vest in six-month tranches over a two-year period while the remaining options vest in monthly tranches over a three-year period. The options had a grant date fair value of $1,220,470, which will be recognized over the vesting period. During the year ended December 31, 2022, the Company did not grant any options to employees and non-employees.

During the years ended December 31, 2023 and 2022, stock-based compensation was $90,003 and $0, respectively. As of December 31, 2023, there was approximately $1,130,467 in unrecognized stock-based compensation, which will be recognized through December 2026.

The following is an analysis of options to purchase shares of the Company's common stock issued and outstanding:

	Total Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Total options outstanding, January 1, 2022	11,835,000	$	0.12	2.6
Granted	-	$	-	-
Exercised	-	$	-	-
Expired/cancelled	-			
Total options outstanding, December 31, 2022	11,835,000	$	0.12	1.6
Granted	4,893,909	$	0.35	10.0
Exercised	-	$	-	-
Expired/cancelled	-			
Total options outstanding, December 31, 2023	16,728,909	$	0.19	3.3
Options exercisable, December 31, 2023	12,195,705	$	0.13	0.6

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2022			
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	-	$	-
Granted	4,893,909	$	0.25
Vested	(360,705)	$	0.25
Forfeited	-	$	-
Nonvested options, December 31, 2023	4,533,204	$	0.25

Warrants – Based on funds raised through the Company's Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of Common Stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years, with 5 years remaining. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants are contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
1.52	9,759	12/31/2028

A summary of the warrant activity for the years ended December 31, 203 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2022	9,759	1.52	7.00
Grants	-	-	-
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2022	9,759	1.52	6.00
Grants	-	-	-
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2023	9,759	1.52	5.00
Vested and expected to vest at December 31, 2023	9,759	1.52	5
Exercisable at December 31, 2023	9,759	1.52	5

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which

approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2023 tax return as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2019, the Company's Chief Executive Officer ("CEO") advanced the Company $19,500. During the year ended December 31, 2022, the Company's CEO advanced an additional $23,000. These advances are non-interest bearing and due on demand. The Company made repayments totaling $29,000 during the year ended December 31, 2023, resulting in a total ending balance of $0 and $29,000 as of December 31, 2023 and 2022, respectively.

Please see Note 5 regarding convertible notes involving related parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company accounts for its lease in accordance with ASC 842 (Leases). This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted the provisions of the new standard starting January 1, 2022, using the modified retrospective approach. Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset (ROU) is amortized over its operating cycle using the effective interest rate at the time of lease inception.

In August 2021, the Company entered into an operating lease agreement for a warehouse facility in Irvine, California commencing September 15, 2021. The lease term was three years from the commencement date. The lease agreement required a security deposit of $24,598 and monthly rent of $10,508, which could have been adjusted by 3% annually, plus additional operating expenses. Because the Company adopted the provisions of the new standard starting January 1, 2022, a right-of-use asset and corresponding lease liabilities of $333,619 were recognized as of such date.

In June 2023, the Company terminated the lease agreement and wrote off the ROU asset of $152,542 and derecognized $152,542 of the lease liability associated with the terminated lease, resulting in no future lease obligations as of December 31, 2023. Furthermore, the Lessor agreed to forgive $72,351 worth of past due rent associated with the warehouse facility, resulting in a gain, and retained the entire security deposit, plus any associated fees, resulting in a loss of $24,608 upon the termination of this lease as seen on the Statement of Operations. Total rent expense, including operating expenses related to this property, was $98,331 and $175,913 for the years ended December 31, 2023 and 2022, respectively.

Research and Development Agreement

In August 2014, the Company entered into a co-development agreement and a supply agreement with PNL that gave the Company the exclusivity to buy equipment from PNL in the solar manufacturing industry. This exclusivity had a term of 5 years and was contingent upon the Company's purchase of at least 3 particle accelerators per year for 3 years. If the Company did not fulfill this requirement, then PNL could sell its equipment to other parties involved in the solar manufacturing industry.

In March 2017, the Company amended its agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company did not commit to purchasing any additional particle accelerators, thus losing its exclusive right to PNL's products.

As of December 31, 2023, the Company has made milestone payments totaling $2,385,000 related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment (please see "Property and Equipment" note for further information).

NOTE 5 – LIABILITIES AND DEBT

Convertible Debt – Related Parties

In November 2018, the Company entered into three (3) convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's Common Stock as determined by the Company's Board of Directors. Because these notes reached their maturity dates and have not been converted, interest began accruing at the default rate of 12% since November 2021, resulting in a total interest expense of $50,616 and $50,616 for the years ended December 31, 2023 and 2022, and accrued interest of $246,511 and $195,895 as of December 31, 2023 and 2022, respectively. Total ending principal balance was $421,800 as of December 31, 2023 and 2022.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three (3) convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted by the debt holder at the fair market value of the Company's common stock as determined by the Company's Board of Directors. In November 2021, the Company and the applicable third parties agreed to settle out two (2) of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of Common Stock. Because the remaining convertible note with its principal balance of $10,000 reached its maturity date and has not been converted, interest began accruing at the default rate of 12% since October 2021, resulting in a total interest expense of $1,200 and $1,200 for the years ended December 31, 2023 and 2022, and accrued interest of $5,600 and $4,400 as of December 31, 2023 and 2022, respectively. Total ending principal balance was $10,000 as of December 31, 2023 and 2022.

2019 Convertible Notes – Third Parties

Throughout early 2019, the Company sold several "Investment Units" to third parties for total proceeds of $55,000. Each unit consisted of a convertible note with a principal balance of $5,000, and a $1,000 Common Stock warrant.

These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. Furthermore, upon the occurrence of a change of control event, the Company shall be required to pay each holder a cash repayment equal to the total principal amount plus any accrued and unpaid interest then outstanding, multiplied by 1.20. In November 2021, the Company and the applicable third party agreed to settle out one (1) of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of Common Stock. The remaining convertible notes with their total principal balance of $50,000 have reached their maturity dates, resulting in an event of default. These notes shall become due and payable at the option of the third parties who hold greater than 50% of the face amount of all outstanding convertible notes. Because such an option has not been exercised, these notes continued to accrue interest at the stated rate, resulting in an interest expense of $5,000 and $5,000 for the years ended December 31, 2023 and 2022, and accrued interest of $24,307 and $19,307 as of December 31, 2023 and 2022, respectively. Total ending principal balance was $50,000 as of December 31, 2023 and 2022.

The warrants related to these investment units have a three-year term and only vest upon a qualified equity offering. Upon the occurrence of such an offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable.

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase (please see "Property and Equipment" note for further information). Interest expense related to this loan was approximately $120 and $2,000 for the years ended December 31, 2023 and 2022, respectively. Total ending principal balance was $180 and $13,849 as of December 31, 2023 and 2022, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	481,800	10% - 12%	2019 - 2021	481,800	-	481,800	276,418	481800	-	481,800	219,602
Equipment Loan	180	6%	2023	180	-	180	-	13,849	-	13,849	-
Total				**481,980**	**-**	**481,980**	**276,418**	**495,649**	**-**	**495,649**	**219,602**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	481,980
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

Common Stock

Upon incorporation in October 2017, the Company authorized 150,000,000 shares of Common Stock prior to amending the certificate of incorporation in September 2016 to increase this number of 200,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 153,607,816 and 153,403,111 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of Common Stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to a hold back. As of December 31, 2021, the Company had a remaining subscription receivable of $89,105. The Company also issued 114,944 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of Common Stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of Common Stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $5,549.

During the year ended December 31, 2023, the Company collected the remaining balance of funds of $5,549 that were held in escrow as of December 31, 2022, related to the 2022 Regulation Crowdfunding offering. Furthermore, the Company sold an additional 38,038 shares of Common Stock for gross proceeds of $13,101 during the year related to the 2022 Regulation Crowdfunding offering. The Company received $12,425 in proceeds net of offering costs.

In February 2023, the Company also sold 166,667 shares of Common Stock for proceeds of $50,000 in a private placement.

Voting: Common Shareholders are entitled to one (1) vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

In March 2023, the Company amended its certificate of incorporation to authorize 13,476,190 shares of Preferred Stock with a par value of $0.0001 per share consisting of 333,334 shares of Series Seed 1 Preferred Stock, and 13,142,856 shares of Series Seed 2 Preferred Stock. A total of 328,333 shares of Series Seed 1, and 1,163,817 shares of Series Seed 2 were issued and outstanding as of December 31, 2023.

In February 2023, the Company initiated a new Regulation Crowdfunding offering. Under this offering, the Company sold 328,333 shares of Series Seed 1 Preferred Stock for gross proceeds of $98,500 through December 31, 2023. The Company received $90,193 in proceeds net of offering costs.

During the year ended December 31, 2023, the Company also sold 1,163,817 shares of Series Seed 2 Preferred Stock through its Regulation Crowdfunding offering for gross proceeds of $407,336. The Company received $372,985 in proceeds net of offering costs.

Voting: Preferred Shareholders have one (1) vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically in change of control events. Conversion shall be mandatory upon either (a) the sale of shares of Common Stock to the public at a price of at least $3.00 per share in an underwritten public offering resulting in at least $15M of gross proceeds, or (b) at the date and time specified by vote of the requisite holders.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock an amount per share equal to the greater of (i) one (1) times the applicable original issue price, plus any dividends declared but unpaid, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock ("the Liquidation Amount"). The original issue price shall be $0.30 per share with respect to Series Seed 1 Preferred Stock, and $0.35 per share with respect to Series Seed 2 Preferred Stock.

Redemption: Following a deemed liquidation event, if the Company does not effect a dissolution under the General Corporation Law within 90 days after such deemed liquidation event, then the Preferred Shareholders have the right to request that the Company redeem their shares utilizing the consideration received for such deemed liquidation event, together with any other assets available for distribution, at a price-per-share equal to the Liquidation Amount.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 2, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during the period under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Supplier Concentrations

Supplier concentration risk refers to the potential vulnerability an entity faces when there is a high level of dependence upon a limited number of suppliers for its goods, materials, or services. A change in suppliers may lead to operational disruption and a possible loss of sales. In 2023, the Company made its final payment towards the purchase of a particle accelerator that was manufactured by one supplier, which is intended to facilitate revenue-producing activities. The Company's management continues to monitor this concentration and believes there is no immediate risk of production instability.